UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCRIPPS NETWORKS INTERACTIVE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Shares, Par Value $.01 Per Share,

Granted under the Scripps Networks Interactive, Inc. 2008 Long-Term Incentive Plan

(Title of Class of Securities)

811065101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Anatolio B. Cruz III

Executive Vice President, Chief Legal Officer

and Corporate Secretary

Scripps Networks Interactive, Inc.

312 Walnut Street, Suite 1800

Cincinnati, Ohio 45202

Telephone: (513) 824-3200

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,083,231	$1,622.84

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,094,763 shares of common stock of Scripps Networks Interactive, Inc. with an aggregate value of $29,083,231, as of May 18, 2009, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the binomial option valuation model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction (prorated for amounts less than $1,000,000).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer by Scripps Networks Interactive, Inc., an Ohio corporation (the “Company,” “we,” “our” or “us”), to our eligible employees and directors to exchange certain outstanding stock options to purchase Class A Common Shares of the Company, par value $.01 (“Common Shares”), having exercise prices (i) of $34.00 or more and (ii) at least $3.00 per share more than the closing price of our Common Shares on the election deadline, whether vested or unvested (“Eligible Options”), for a lesser number of restricted Common Shares (“Restricted Shares”) to be issued under the Company’s 2008 Long-Term Incentive Plan (the “Plan”) that are of the same value as surrendered Eligible Options. We are making the offer upon the terms and conditions described in the Offer to Exchange Certain Outstanding Stock Options for Restricted Class A Common Shares dated June 1, 2009, and in the message to our option holders dated June 1, 2009, election instructions, withdrawal instructions, the Plan, Section 83(b) election form, and applicable form of restricted shares agreement, all as attached hereto as exhibits (together, as they may be amended or supplemented from time to time, the “Exchange Offer”). All current employees of the Company and our subsidiaries, including our executive officers, and all current directors of the Company, on the date the Exchange Offer commences, that have neither ceased to be an employee or director nor submitted or received notice of termination of employment or service prior to the date on which we accept and cancel the options tendered in the Exchange Offer and issue the Restricted Shares are eligible to participate in the Exchange Offer (the “Eligible Option Holders”). Former employees and directors of our Company and current and former employees and directors of The E. W. Scripps Company who are not currently employed by us and do not currently serve as directors of our Company will not be eligible to participate in the Exchange Offer even if they hold otherwise Eligible Options. The information in the Exchange Offer is incorporated by reference in answer to the items required in this Tender Offer Statement on Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Questions and Answers” in the Exchange Offer is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Scripps Networks Interactive, Inc., an Ohio corporation, is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 312 Walnut Street, Suite 1800, Cincinnati, Ohio 45202, and the telephone number at that address is (513) 824-3200.

(b)	Securities.

This Tender Offer Statement relates to an offer by the Company to Eligible Option Holders to exchange Eligible Options for a lesser number of Restricted Shares issued under the Plan. As of May 18, 2009, options to purchase 12,854,748 Common Shares were outstanding. Of the outstanding options, as of May 18, 2009, options to purchase 5,094,923 Common Shares would constitute Eligible Options with respect to the Exchange Offer.

The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligibility”), Section 2 (“Eligible Options;” “Exchange Ratios;” “Election Deadline”), Section 6 (“Acceptance of Eligible Options for Exchange;” “Issuance of Restricted Shares”), Section 8

(“Price Range of Common Shares”), Section 9 (“Source and Amount of Consideration;” “Terms of Restricted Shares”) and Annex A, is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Exchange Offer under Section 8 (“Price Range of Common Shares”) is incorporated herein by reference. No trading market exists for options to purchase our Common Shares.

Item 3.	Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Exchange Offer under Section 11 (“Interests of Directors and Officers;” “Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligibility”), Section 2 (“Eligible Options;” “Exchange Ratios;” “Election Deadline”), Section 3 (“Purpose of the Exchange Offer”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Exchange;” “Issuance of Restricted Shares”), Section 7 (“Conditions of the Exchange Offer”), Section 8 (“Price Range of Common Shares”), Section 9 (“Source and Amount of Consideration;” “Terms of Restricted Shares”), Section 10 (“Information Concerning the Company;” “Financial Information”), Section 12 (“Status of Eligible Options Acquired by Us in the Exchange Offer;” “Accounting Consequences of the Exchange Offer”), Section 13 (“Legal Matters;” “Regulatory Approvals”), Section 14 (“Material Tax Consequences”), Section 15 (“Extension of Offer;” “Termination;” “Amendment”) and Annex A is incorporated herein by reference.

(b)	Purchases.

Our officers and directors are eligible to participate in the Exchange Offer (and acquire Restricted Shares) on the same terms and conditions as our non-officer employees. The information set forth in the Exchange Offer under Section 11 (“Interests of Directors and Officers;” “Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Subject Company’s Securities.

The information set forth in the Exchange Offer under Section 11 (“Interests of Directors and Officers;” “Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Plan attached to this Tender Offer Statement as Exhibit (d)(1) also describes information regarding the Company’s securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Exchange Offer under Section 3 (“Purpose of the Exchange Offer”) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Exchange Offer under Section 6 (“Acceptance of Eligible Options for Exchange;” “Issuance of Restricted Shares”) and Section 12 (“Status of Eligible Options Acquired by Us in the Exchange Offer;” “Accounting Consequences of the Exchange Offer”) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Exchange Offer under Section 3 (“Purpose of the Exchange Offer”) and Section 11 (“Interests of Directors and Officers;” “Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Consideration.

The information set forth in the Exchange Offer under Section 9 (“Source and Amount of Consideration;” “Terms of Restricted Shares”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(c)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Exchange Offer under Section 11 (“Interests of Directors and Officers;” “Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Exchange Offer under Section 11 (“Interests of Directors and Officers;” “Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Exchange Offer under Section 10 (“Information Concerning the Company;” “Financial Information”) and Section 17 (“Additional Information”), and in our consolidated and combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Exchange Offer under Section 11 (“Interests of Directors and Officers;” “Transactions and Arrangements Concerning Our Securities”) and Section 13 (“Legal Matters;” “Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index attached to this Tender Offer Statement is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Tender Offer Statement is true, complete and correct.

SCRIPPS NETWORKS INTERACTIVE, INC.

/s/ Anatolio B. Cruz III
Name:	Anatolio B. Cruz III
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

Date: June 1, 2009

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(i)*	Offer to Exchange Certain Outstanding Stock Options for Class A Restricted Shares dated June 1, 2009.

(a)(1)(ii)*	Form of Message to Option Holders dated June 1, 2009.

(a)(1)(iii)*	Election Instructions.

(a)(1)(iv)*	Withdrawal Instructions.

(a)(1)(v)*	Forms of Reminder Messages.

(a)(1)(vi)*	Form of Restricted Shares Agreement (Non-Employee Directors).

(a)(1)(vii)*	Form of Restricted Shares Agreement (Employees).

(a)(1)(viii)*	Section 83(b) Election Form.

(a)(1)(ix)*	Offer Web Site Instructions.

(a)(1)(x)*	Form of Webinar Presentation to Eligible Option Holders to be Presented at Web-Based Meetings on June 1, 2009 and June 3, 2009.

(a)(1)(xi)	Scripps Networks Interactive, Inc. Annual Report on Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on March 5, 2009 and incorporated herein by reference.

(a)(1)(xii)	Scripps Networks Interactive, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, as filed with the Securities and Exchange Commission on May 8, 2009 and incorporated herein by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	2008 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(2)	Form of Nonqualified Stock Option Agreement, incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

Exhibit No.	Description
(d)(3)	Form of Performance-Based Restricted Share Award Agreement, incorporated by reference to Exhibit 10.6 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(4)	Form of Restricted Share Award Agreement, incorporated by reference to Exhibit 10.7 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(5)	Form of Performance-Based Restricted Stock-Unit Agreement, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

(d)(6)	2008 Deferred Compensation and Stock Plan for Directors, incorporated by reference to Exhibit 10.11 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(7)	Executive Change in Control Plan (as amended and restated on February 19, 2009), incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

(d)(8)	Assignment and Assumption Agreement and Consent for Kenneth W. Lowe, incorporated by reference to Exhibit 10.13 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(9)	Employee Stock Purchase Plan, incorporated by reference to Exhibit 10.21 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(10)	Scripps Family Agreement, incorporated by reference to Exhibit 10.22 to our Registration Statement on Form 10 dated June 11, 2008, as filed with the Securities and Exchange Commission on June 11, 2008.

(d)(11)	Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.63 to The E. W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 11, 2004.

(d)(12)	Amendment No. 2 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.63.B to The E. W. Scripps Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed with the Securities and Exchange Commission on August 9, 2006.

(d)(13)	Amendment No. 3 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.63.C to The E. W. Scripps Company Current Report on Form 8-K dated July 31, 2007, as filed with the Securities and Exchange Commission on August 6, 2007.

Exhibit No.	Description
(d)(14)	Amendment No. 4 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to our Current Report on Form 8-K, dated December 11, 2008, as filed with the Securities and Exchange Commission on December 12, 2008.

(d)(15)	Amendment No. 5 to Employment Agreement between the Company and Kenneth W. Lowe, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated February 19, 2009, as filed with the Securities and Exchange Commission on February 24, 2009.

(d)(16)	Employment Agreement between the Company and Anatolio B. Cruz III, incorporated by reference to Exhibit 10.31 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(d)(17)	Employment Agreement between the Company and Joseph G. NeCastro, incorporated by reference to Exhibit 10.32 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(d)(18)	Employment Agreement between the Company and Mark S. Hale, incorporated by reference to Exhibit 10.33 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(d)(19)	Employment Agreement between the Company and John F. Lansing, incorporated by reference to Exhibit 10.34 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 14, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith